CYIOS Corporation
“C Your Integrated Office System”

United States
Securities and Exchange Commission
Washington, DC 20549-0405

RE: File No. 000-27243

SEC,

CYIOS Corporation “the company” acknowledges that the company is responsible for the adequacy and accuracy of the disclosures in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Timothy W. Carnahan
Timothy W. Carnahan
CEO
CYIOS Corporation

The Ronald Reagan Building, 1300 Pennsylvania Ave., N.W., Suite 700, Washington DC 20004
Phone 202 703 9933 / Fax 202 315-3790

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K/A
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) July 10,2009

CYIOS CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	000-27243	03-7392107
(State or other jurisdiction	(Commission File No.)	(IRS Employer
jurisdiction of incorporation)		Identification Number)

1300 Pennsylvania Avenue, Suite 700, Washington, D.C.	20004
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (703)294-9933

N/A
(Former name or former address, if changed since last report)

This current report on Form 8-K/A is filed by CYIOS Corporation, a Nevada corporation (the “Registrant”), in connection with the items described below:

ITEM  4.01.  CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.

The Registrant's Board of Directors (we have no audit committee per Item 304 (a)(1)(iii) of Regulation S-K) has approved the change in auditors. On or about July 10, 2009, the Registrant's Board of Directors approved the decision to engage with Jewett, Schwartz, Wolfe & Associates, as its new independent auditors. The engagement with the new auditors commenced July 10th 2009. This being the case, we dismissed Baum and Company on July 10th, 2009 per Item 304 (a)(1)(i) of Regulation S-K.

The report of Baum and Company on CYIOS Corporation’s consolidated financial statements for the years ended December 31, 2007 and December 31, 2008 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

For the years ended December 31, 2007 and 2008 and through the date of this Form 8-K, there have been no disagreements with Baum and Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to Baum and Company’s satisfaction would have caused them to make reference to the subject matter of the disagreement in connection with their reports. For the years ended December 31, 2007 and 2008 and through the date of this Form 8-K, there were no “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

CYIOS Corporation has requested Baum and Company to furnish a letter addressed to the Commission stating whether it agrees with the above statements. A copy of that letter, dated July 29, 2009 is filed as Exhibit 16 to this Form 8-K.

For the years ending December 31, 2007 and 2008 and through the date of this Form 8-K, prior to making the decision to retain Jewett, Schwartz, Wolfe & Associates, and during the period of time in which Baum and Company was the independent auditor, the Registrant has had no relationship with Jewett, Schwartz, Wolfe & Associates, CPA’s or any of its members. No accounting matters were discussed with this new firm other than the scope of its engagement.

ITEM  9.01.  FINANCIAL  STATEMENTS  AND  EXHIBITS.

(c)  Exhibits

The exhibits listed in the Exhibit Index filed as part of this report are filed as  part  of  and  are  included  in  this  report  pursuant  to  Item 601  of Regulation  S-B.

(d)    Exhibits

        16     Revised Letter from Baum and Company dated July 29th, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CYIOS CORPORATION

Date:	July 29, 2009	By:	/s/ Timothy W. Carnahan
Timothy W. Carnahan
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

16	Revised Letter from Baum and Company dated July 29th, 2009